

November 23, 2021

Charles C. Ward
Chief Financial Officer
Evolve Transition Infrastructure LP
1360 Post Oak Blvd., Suite 2400
Houston, Texas 77056

       Re: Evolve Transition Infrastructure LP
            Registration Statement on Form S-1
            Filed November 12, 2021
            File No. 333-260981

Dear Mr. Ward:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Philip M. Haines, Esq. of Hunton Andrews Kurth LLP